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6/20/2002

02023033

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
01-008354-J
8- AUD 03

8-24737

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IPG Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Ygnacio Valley Road, Suite 330
(No. and Street)

Walnut Creek (City) California (State) 94596 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alfred J. Ulbrich (925) 944-5210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Barbara F. Hill
(Name – *if individual, state last, first, middle name*)

865 Walnut Avenue (Address) Walnut Creek, California (City) (State) 94598 (Zip Code)

PROCESSED
JUN 2 6 2002
THOMSON
FINANCIAL

P

RECEIVED
JUN 5 2002
SEC MAIL PROCESSING SECTION WASH. D.C.
160

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

6/25/02

OATH OR AFFIRMATION

I, Alfred J. Ulbrich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IPG Securities Corporation, as of March 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

See Attached Acknowledgment
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

STATE OF CALIFORNIA)

COUNTY OF Contra Costa)

On May 22, 2002 before me, Patricia M Wintch, Notary Public
DATE NAME, TITLE OF OFFICER – E.G.., "JANE DOE, NOTARY PUBLIC"

personally appeared, Alfred Ulbrich

personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

PATRICIA M. WINTCH
COMM. # 1266846
NOTARY PUBLIC-CALIFORNIA
CONTRA COSTA COUNTY
COMM. EXP. JUNE 10, 2004

[signature] (SEAL)
NOTARY PUBLIC SIGNATURE

OPTIONAL INFORMATION

THIS OPTIONAL INFORMATION SECTION IS NOT REQUIRED BY LAW BUT MAY BE BENEFICIAL TO PERSONS RELYING ON THIS NOTARIZED DOCUMENT.

TITLE OR TYPE OF DOCUMENT ______

DATE OF DOCUMENT ______ NUMBER OF PAGES ______

SIGNER(S) OTHER THAN NAMED ABOVE ______

SIGNER'S NAME ______ SIGNER'S NAME ______

RIGHT THUMBPRINT	RIGHT THUMBPRINT

IPG SECURITIES CORPORATION

March 31, 2002

Table of Contents

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

Independent Auditor's Report

To the Board of Directors
IPG Securities Corporation

I have audited the Statement of Financial Condition of IPG Securities Corporation , as of March 31, 2002 and the related Statements of Operations, Cash Flows, and Owner's Capital for the year then ended pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express and opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IPG Securities Corporation as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basis financial statements taken as a whole. The Changes in Liabilities Subordinated to Claims of Creditors and Computation of Net Capital on pages seven and eight are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Barbara F. Hill
Barbara F. Hill
Certified Public Accountant
May 15, 2002

Schedule (b)

IPG SECURITIES CORPORATION
Statement of Financial Condition
March 31, 2002

ASSETS

Assets	
Cash	$ 19,000
Prepaid Expenses	800
Total Assets	$ 19,800

LIABILITIES

Liabilities
None

OWNER'S EQUITY

Stockholders' Equity	
Capital stock, no par value, authorized 7,500 shares, issued and outstanding 4,300 shares	$ 43,000
Additional paid in capital	17,150
Accumulated deficit	(40,350)
Total Stockholders' Equity - Schedule (c)	19,800
Total Liabilities and Owner's Equity	$ 19,800

The accompanying notes are an integral part of these financial statements.

Schedule (c)

IPG SECURITIES CORPORATION
Statement of Operations and Changes in Owner's Capital
For the Year ended March 31, 2002

Operations

Income	
Commissions and fees	$ 131,182
Back-end interest revenue	2,136
Total income	133,318
Expenses	
Commissions – non shareholder	$ 81,687
Commissions – shareholder	500
Administration	40,000
Automobile Expense	5,366
Licenses and Fees	1,006
Insurance and fidelity bond	822
Accounting and audit	3,665
Office and overhead expense	478
Total Expenses	133,524
Loss from Operations	(206)
Other Income	
Interest	273
Net income before taxes	67
Income taxes	800
Net Loss	($ 733)

Changes in Owner's Capital

Net Income	($ 733)
Beginning Capital – April 1, 2001	20,533
Ending Capital – March 31, 2002	$ 19,800

The accompanying notes are an integral part of these financial statements

Schedule (d)

IPG SECURITIES CORPORATION

Statement of Cash Flows
For theYear ended March 31, 2002

Increases (Decreases) in Cash and Cash Equivalents	
Operating Activities	
Net earnings	$ (733)
Adjustment to reconcile net earnings to net cash provided by operating activities	
Plus decrease in prepaid expenses	1,388
Net cash provided by operations	$ 655
Investing Activities	None
Financing Activities	None
Total increase in cash and cash and cash equivalents	655
Cash at the beginning of the year	19,145
Cash and cash equivalents at the end of the year	$ 19,800

Supplemental disclosures of cash flow information:

- See Note 3 regarding income taxes
- No interest was paid this year.

The accompanying notes are an integral part of these financial statements

IPG SECURITIES CORPORATION

Statement of Changes in Owner's Capital
and
Statement of Changes in Liabilities Subordinated
to Claims of Creditors
For the year ended March 31, 2002

Schedule (e)

Changes in Owner's Capital

Owner's Capital – March 31, 2001	$ 20,533
Net Loss April 1, 2001 - March 31, 2002	(733)
Owner's Capital – March 31, 2002	$ 19,800

Schedule (f)

Changes in Liabilities Subordinated to Claims of Creditors

None

The accompanying notes are an integral part of these financial statements

Schedule (g)

IPG SECURITIES CORPORATION

Computation of Net Capital
For the Year ended March 31, 2002

NET CAPITAL	
Total ownership equity	$ 19,800
AGGREGATE INDEBTEDNESS	
Total Aggregate Indebtedness	0
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of aggregate indebtedness)	0
Minimum dollar net capital required	5,000
Net capital requirement (greater 6 2/3% of aggregate indebtedness or minimum dollar net capital required)	5,000
Excess net capital	14,800
Excess net capital at 1000% (Net Capital less 10% aggregate indebtedness)	19,800
Percentage of Aggregate Indebtedness to Net Capital	0%

RECONCILIATION OF COMPUTATION OF NET CAPITAL

Net capital as reported in the unaudited report of the quarter ended March 31, 2002	$ 19,800
Adjustments - None	0
Net Capital	$ 19,800

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

IPG SECURITIES CORPORATION

Report on Internal Control

In planning and performing my audit of the financial statements of IPG Securities Corporation for the year ended March 31, 2002, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

Report on Internal Control
Schedule (n)
Page 2

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. My study and evaluation disclosed the following matter that I believe results in a reportable condition under standards established by the American Institute of Certified Public Accountants. Reportable conditions are significant deficiencies in the design or operation of internal controls that, in my judgment, could adversely affect the company's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. IPG Securities Corporation is a small company and two individuals perform essentially all of its operations and record keeping. Consequently, the Company's system and procedures do not provide the segregation of duties commensurate with effective internal control. Since IPG Securities Corporation does not maintain physical possession or control of securities for customers; this weakness is not as significant as it would otherwise be. The foregoing condition was considered in determining the nature, timing and extent of audit tests to be applied in my audit of the Company's financial statements, and this report does not affect my report on these financial statements. I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities Exchange Commission and NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Barbara F. Hill

Barbara F. Hill
Certified Public Accountant
May 15, 2002

IPG Securities Corporation

Notes to the Financial Statements
For the Year Ended March 31, 2002

Note 1 – Summary of Significant Accounting Policies

IPG Securities Corporation, incorporated on September 29, 1979, is a broker-dealer located in Walnut Creek, California.

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates regarding assets, liaiblities and contingencies. The actual results my differ.

These financial statements have been prepared on the accrual basis of accounting.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2002 and during the year the Company has net capital in excess of its required net capital of $5,000. The accumulated deficit increased $733 from $39,617 to $40,350 during the fiscal year from this year's net loss.

Note 3 – Income Taxes

The company's net operating loss from March 31, 2002 combined with the operating loss from March 31, 2001 creates a total net operating loss of $2,903 that is being carried over to offset income in 2003. No asset was recorded at March 31, 2002 pending determination of income in 2003.

The only income taxes for the fiscal year ended March 31, 2002 is the Minimum California Franchise Tax for the current fiscal year:	$800

Note 4 – Related Party Transactions

Alfred J. Ulbrich is the 100% owner and president of IPG Securities Corporation and Capital Funding and Management, Inc. and he also owns 66.67% of ESG Pipeline Corporation. IPG Securities Corporation had the following transactions with these related companies in the fiscal year that ended March 31, 2002:

ESG Pipeline Corporation paid IPG Securities Corporation $2,136.17 in trailer commissions from a product sale made in the 1980s.

IPG Securities Corporation paid Capital Funding and Management, Inc. $40,139.50 in the fiscal year ended March 31, 2002. $40,000 was paid for administrative overhead and $139.50 was reimbursement for Internet access.

IPG Securities Corporation paid a $500 commission to and $5,366 business automobile expenses for Alfred J. Ulbrich, the 100% owner and president of the corporation.